
HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242


SUPPL
RECEIVED
MAR 22 2002
PROCESSING

March 4, 2002

SEC FILE NO. 82-3950


02028073

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Legend Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Legend Holdings Limited (the "Company"), SEC File No. 82-3950, the enclosed documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement in relation to the proposals for change of company name, adoption of the new share option scheme and termination of the existing share option scheme, dated February 27, 2002, published (in English language) in the South China Morning Post and published (in Chinese language) in the Hong Kong Economic Journal, both on February 28, 2002;

(2) The Company's announcement in relation to the 2001/02 third quarter results, dated February 4, 2002, published (in English language) in the South China Morning Post and published (in Chinese language) in the Hong Kong Economic Journal and Wen Wei Po, all on February 5, 2002; and

(3) The Company's announcement in relation to the connected transaction, dated January 16, 2002, published (in English language) in the South China Morning Post and published (in Chinese language) in the Hong Kong Economic Journal, both on January 17, 2002.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Legend Holdings Limited



聯想集團有限公司

LEGEND HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

PROPOSALS FOR CHANGE OF COMPANY NAME, ADOPTION OF THE NEW SHARE OPTION SCHEME AND TERMINATION OF THE EXISTING SHARE OPTION SCHEME

The directors (the "**Directors**") of Legend Holdings Limited (the "**Company**") intend to put forward to its shareholders the following proposals at an extraordinary general meeting ("**EGM**") to be convened:

(a) that the English name of the Company be changed from Legend Holdings Limited to Legend Group Limited;

(b) that a new share option scheme (the "**New Share Option Scheme**") be adopted; and

(c) that the existing share option scheme of the Company (the "**Existing Share Option Scheme**") be terminated.

A circular containing further information on the proposed change of name, the adoption of the New Share Option Scheme and termination of the Existing Share Option Scheme together with a notice convening the EGM will be despatched to the shareholders of the Company as soon as practicable.

I. CHANGE OF NAME

It is proposed that the Company's English name be changed from Legend Holdings Limited to Legend Group Limited whereas the Chinese name of the Company shall remain unchanged as "聯想集團有限公司".

1. Reasons

As an attempt to avoid any possible confusion that might have been caused to the public between the English name of the Company and the Chinese name of its controlling shareholder, 聯想控股有限公司 (Legend Group Holdings Ltd.*), the Directors consider that it is an opportune time to change the English name of the Company as "Legend Group Limited" which is a direct transliteration of its Chinese name "聯想集團有限公司".

2. Conditions

The proposed change of English company name shall be subject to the passing of a special resolution by the shareholders of the Company at the EGM and the approval by the Registrar of Companies in Hong Kong.

3. Effect on Shareholders of the Company

The proposed change of English company name will not affect any of the rights of the shareholders of the Company. All existing certificates in issue bearing the present English name of the Company will continue to be evidence of title to the shares of the Company and will be valid for trading, settlement and delivery for the same number of shares of the Company in the new English name of the Company. Accordingly, there will not be any arrangement for free exchange of existing share certificates for new share certificates under the new English name. Once the proposed change of English company name becomes effective, any new share certificates of the Company will be issued in the new English name of the Company. Further announcement regarding, inter alia, the effective date on which trading in the securities of the Company under the new English name on the Stock Exchange will be made as and when the new English name takes effect.

II. SHARE OPTION SCHEME

1. Adoption of the New Share Option Scheme

The Existing Share Option Scheme was adopted by the Company on 18th January 1994 and will expire on 17th January 2004. As a result of the Stock Exchange amending Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange, which became operative on 1st September 2001, the Directors propose that a new share option scheme should be adopted in replacement and substitution of the Existing Share Option Scheme.

2. Conditions

The adoption of the New Share Option Scheme is subject to the following conditions:

(i) the approval of the shareholders of the Company for the adoption of the New Share Option Scheme; and

(ii) the Listing Committee of the Stock Exchange granting approval for the listing of and permission to deal in the shares of the Company which may fall to be issued pursuant to the exercise of options that may be granted under the New Share Option Scheme.

Applications will be made to the Stock Exchange for obtaining the approvals mentioned in condition (ii) above.

3. Existing Share Option Scheme

It is contemplated that the Existing Share Option Scheme shall terminate upon the New Share Option Scheme taking effect in accordance with its terms and the necessary associated procedures being completed. Despite the fact that no further options will be granted under the Existing Share Option Scheme subsequent to its termination, all the options previously granted under the Existing Share Option Scheme would remain to be covered by and governed under the provisions of the Existing Share Option Scheme.

For administration sake, the Board proposed that certain provisions contained in the Existing Share Option Scheme relating to the exercise of options shall be amended such that the relevant respective provisions under the Existing Share Option Scheme and the New Share Option Scheme would be substantially consistent in terms of operations. The following table summarizes the principal amendments which the Board proposed to be made to the Existing Share Option Scheme:

Subject Matter	Existing Share Option Scheme	Proposed Amendments
The option period being accelerated by reason of the grantee ceasing to be an employee of the Group other than by reason of death or on grounds of misconduct or bankruptcy	options become exercisable within one month from the date of cessation	• the one-month period to be extended to three months • the concept of the grantee ceasing to be an employee of the Group to be restructured such that if such grantee is subsequently re-employed by, or transferred to, or otherwise becomes an employee of an Associated Company or subsequently becomes a consultant, professional or other adviser to any member of the Group, it would not accelerate the option period in question • in the event of an employee ceases to serve the relevant Associated Company by reason other than death, the period during which such employee shall exercise his/her options would be accelerated to a period of 3 months from the date of such cessation
Retirement of grantee	options become exercisable within one month from the date of cessation	the one-month period to be extended to twelve months
Utilization of proceeds received pursuant to the exercise of options	not specifically provided for	such proceeds may be utilized at the absolute discretion of the Company for the purpose of repurchase or redemption of Shares by the Company

As at the date of this announcement, the Board does not intend to grant further options for subscription for shares of the Company under the Existing Share Option Scheme.

III. CIRCULAR

A circular containing further information on the proposed change of name, the adoption of the New Share Option Scheme and termination of the Existing Share Option Scheme together with a notice convening the EGM will be despatched to the shareholders of the Company as soon as practicable.

SOUTH CHINA MORNING POST



聯想集團有限公司
LEGEND HOLDINGS LIMITED

（於香港註冊成立之有限公司）

建議更改公司名稱、採納新購股權計劃及終止現有購股權計劃

聯想集團有限公司（「本公司」）董事（「董事」）擬於即將召開之股東特別大會（「股東特別大會」）上向其股東提呈下列建議：

(a) 本公司之英文名稱由Legend Holdings Limited更改為Legend Group Limited；

(b) 採納一項新購股權計劃（「新購股權計劃」）；及

(c) 終止本公司之現有購股權計劃（「現有購股權計劃」）。

本公司將在實際可行情況下儘快向股東寄發通函，其中載有建議更改公司名稱、採納新購股權計劃及終止現有購股權計劃之其他資料，以及召開股東特別大會之通告。

一. 更改名稱

建議將本公司之英文名稱由Legend Holdings Limited更改為Legend Group Limited，而本公司之中文名稱「聯想集團有限公司」則維持不變。

1. 理由

為避免本公司之英文名稱與其控股股東——聯想控股有限公司(Legend Group Holdings Ltd.*)之中文名稱導致公眾產生混淆，董事認為現時宜將本公司之英文名稱改為「Legend Group Limited」，成為中文名稱「聯想集團有限公司」之直譯。

2. 條件

建議更改公司英文名稱須獲本公司股東於股東特別大會上通過特別決議案及獲香港公司註冊處之批准後，方可作實。

3. 對本公司股東之影響

建議更改公司英文名稱將不會影響本公司股東之任何權利。印有本公司現有英文名稱之所有現有已發行股票將繼續為本公司股份之所有權憑證，可有效作為買賣、結算及交收印有公司新英文名稱之相同數目股份。故此，本公司不會就免費轉換現有股票為印有公司新英文名稱之新股票作出任何安排。當建議更改公司英文名稱生效後，本公司所有新股票將以本公司之新英文名稱發行。本公司將於新英文名稱生效後另行公佈有關（其中包括）於聯交所買賣印有本公司新英文名稱證券之生效日期。

二. 購股權計劃

1. 採納新購股權計劃

現有購股權計劃由本公司於一九九四年一月十八日採納，並將於二零零四年一月十七日屆滿。鑑於聯交所修訂聯交所證券上市規則第17章（於二零零一年九月一日生效），董事建議採納新購股權計劃以取代現有購股權計劃。

2. 條件

新購股權計劃須待下列條件達成後方會採納：

(i) 本公司股東批准採納新購股權計劃；及

(ii) 聯交所上市委員會批准根據新購股權計劃授出之購股權獲行使而可能發行之本公司股份上市及買賣。

本公司將就獲取上述條件(ii)之批准向聯交所提出申請。

3. 現有購股權計劃

預計現有購股權計劃將於新購股權計劃根據其條款生效及所須有關手續完成後予以終止。儘管現有購股權計劃於終止後將不再授出購股權，惟先前根據現有購股權計劃授出之所有購股權將繼續受現有購股權計劃條文所涵蓋及規限。

就管理而言，董事會建議現有購股權計劃所載有關購股權之行使之若干條文須予以修訂，致使現有購股權與新購股權計劃各自有關之條文在運作方面將大致上相符一致。下表概述董事會建議現有購股權計劃須作出之主要修訂：

有關事宜	現有購股權計劃	建議修訂
購股權行使期因承受人身故或行為不當或破產以外之原因而不再為本集團之僱員而提早結束	購股權由離職日期起計一個月內可予行使	一個月之期間延長至三個月 承受人不再為本集團僱員之概念更改為倘該承受人隨後獲聘用或調任或以其他方式成為一家聯營公司之僱員，或隨後成為本集團任何成員公司之顧問、專業人士或其他顧問，則不會提早結束有關購股權之行使期 倘僱員因身故以外之理由不再為相關聯營公司服務，則該僱員行使其購股權之期間將提早至離職起計3個月
承受人退休	購股權由離職日期起計一個月內可予行使	一個月之期間延長至十二個月
根據行使購股權收取之所得款項用途	並無特定指明	就由本公司回購或贖回股份而言，本公司可按絕對酌情權使用該等所得款項

於本公佈日期，董事會無意根據現有購股權計劃進一步授出購股權以認購本公司股份。

三. 通函

本公司將在實際可行情況下儘快向股東寄發通函，其中載有建議更改公司名稱、採納新購股權計劃及終止現有購股權計劃之其他資料，以及召開股東特別大會之通告。

信報 財經新聞
二○○二年二月二十八日 星期四 第十三頁

:k Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this :ement.



联想

聯想集團有限公司

LEGEND HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

2001/02 THIRD QUARTER RESULTS ANNOUNCEMENT

;TERLY RESULTS

:ctors of Legend Holdings Limited (the "Company") are pleased to announce that the unaudited)f the Company and its subsidiaries (the "Group") for the nine months ended 31 December gether with comparative figures for the corresponding period of last year, are as follows:

L CONSOLIDATED INCOME STATEMENT

	Note	3 months ended 31 December 2001 (unaudited) HK$'000	9 months ended 31 December 2001 (unaudited) HK$'000	3 months ended 31 December 2000 Restated (Note 2) (unaudited) HK$'000	9 months ended 31 December 2000 Restated (Note 2) (unaudited) HK$'000
	3	5,183,358	16,726,569	7,656,715	20,747,047
fore interest, taxation ciation expenses		292,720	816,490	278,890	730,350
1 expenses		(37,609)	(109,248)	(30,476)	(78,381)
a of goodwill		–	–	(145,219)	(435,657)
me		13,424	54,900	22,852	76,230
psal of subsidiaries, associated and investments		57,986	57,986	–	–
operations	4	326,521	820,128	126,047	292,542
ts		(195)	(11,734)	(3,754)	(21,997)
ses of jointly controlled entities		(924)	(924)	–	–
ses of associated companies		(821)	(8,467)	(2,671)	(3,897)
: taxation		324,581	799,003	119,622	266,648
	5	(9,457)	(20,417)	(2,929)	(17,023)
taxation		315,124	778,586	116,693	249,625
erests		(3,181)	(13,202)	(13,401)	(28,491)
itable to shareholders		311,943	765,384	103,292	221,134
eclared and paid	6	N/A	1,103,116	N/A	216,452
share – basic	7	4.14 cents	10.14 cents	1.39 cents	2.97 cents
share – fully diluted	7	4.13 cents	10.08 cents	1.37 cents	2.94 cents

RMA CONSOLIDATED INCOME STATEMENT *(Note 1(b))*

	3 months ended 31 December 2001 (unaudited) HK$'000	9 months ended 31 December 2001 (unaudited) HK$'000	3 months ended 31 December 2000 Restated (Note 2) (unaudited) HK$'000	9 months ended 31 December 2000 Restated (Note 2) (unaudited) HK$'000
	5,183,358	15,140,699	5,265,414	14,314,262
ore interest, taxation and depreciation expenses	292,720	780,132	217,982	561,184
expenses	(37,609)	(104,180)	(25,689)	(64,783)
: of goodwill	–	–	(145,219)	(435,657)
me	13,424	54,204	35,695	109,801
osal of subsidiaries, an associated nd investments	57,986	57,986	–	–
perations	326,521	788,142	82,769	170,545
1	(195)	(1,625)	(1,637)	(17,264)
es of jointly controlled entities	(924)	(924)	–	–
es of associated companies	(821)	(8,467)	(2,671)	(3,897)
taxation	324,581	777,126	78,461	149,384
	(9,457)	(20,417)	(2,929)	(17,023)
ıxation	315,124	756,709	75,532	132,361
rests	(3,181)	(9,768)	(4,420)	(10,223)
table to shareholders	311,943	746,941	71,112	122,138
clared and paid	N/A	1,103,116	N/A	216,452
share – basic	4.14 cents	9.89 cents	0.95 cents	1.64 cents
share – fully diluted	4.13 cents	9.84 cents	0.94 cents	1.62 cents

.IDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

	9 months ended 31 December 2001 (unaudited) HK$'000	9 months ended 31 December 2000 Restated (Note 2) (unaudited) HK$'000
revaluation of investment securities	(49,319)	(31,532)
differences arising from translation of subsidiaries, :d companies and jointly controlled entities	4,955	254
not recognised in the profit and loss account	(44,364)	(31,278)

The major changes to the Group's accounting policies and the major effect of adopting these new policies are set out below:

(a) *SSAP 9 (revised) "Events after balance sheet date"*

In accordance with the revised SSAP 9, the Group no longer recognises dividends proposed or declared after the balance sheet date as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively so that the comparative figures have been restated to conform with the current year's policy.

Opening accumulated losses at 1 April 2000 have decreased by approximately HK$134 million which is the reversal of the provision for proposed final dividend for year 1999/2000 previously recorded as a liability as at 31 March 2000 although declared after balance sheet date. Opening accumulated losses at 1 April 2001 have decreased by approximately HK$990 million which is the reversal of the provision for proposed special interim dividend and final dividend both for 2000/01 previously recorded as liabilities as at 31 March 2001 although declared after balance sheet date. This adjustment has resulted in a decrease in current liabilities at 31 March 2001 by approximately HK$990 million (2000: HK$134 million) being provision for proposed dividends that is no longer required.

Changes to headings used in the balance sheet and profit and loss account relating to dividends and profit for the year as previously reported in 2000/01 annual report have also been made to reflect the changes resulting from the application of SSAP 9 (revised)

(b) *SSAP 29 "Intangible assets"*

Effective in December 1997, the Group acquired the entire equity interest in Legend (Beijing) Limited from its controlling shareholder. The intangible assets arising thereon were regarded as trademarks which were valued by an independent valuer on an open market value basis and capitalised in the consolidated balance sheet with no amortisation.

Under the new SSAP 29, the intangible assets should be regarded as goodwill on acquisition and amortised over its estimated useful lives. In view of the fact that DCHL contributed a substantial part of the operating results of the Group since the acquisition of Legend (Beijing) Limited and the rapid changing in computer technology, the Directors consider that it is prudent and appropriate to amortise the goodwill from the date of acquisition (i.e. December 1997) up to the date of announcement of the Spin-off of DCHL in March 2001. The change in accounting policy arising from the adoption of the new SSAP 29 has been applied retrospectively so that the comparatives presented have been restated to conform with the change of accounting policy.

Opening accumulated losses at 1 April 2000 have increased by approximately HK$1,307 million which is the amount of the adjustment in respect of amortisation of goodwill relating to periods prior to year ended 31 March 2000. Opening accumulated losses at 1 April 2001 have increased by approximately HK$1,888 million which is the amount of the adjustment in respect of amortisation of goodwill relating to periods prior to year ended 31 March 2001. A corresponding decrease in intangible fixed assets by approximately HK$1,888 million has been reflected in the comparative 31 March 2001 consolidated balance sheet.

This adjustment in respect of amortisation of goodwill has resulted in a decrease in profit for the 9 months ended 31 December 2000 by approximately HK$436 million, and for the year ended 31 March 2001 by approximately HK$581 million.

(c) *SSAP 30 "Business Combinations", SSAP 31 "Impairment of assets" and Interpretation 13*

SSAP 31 prescribes procedures to be applied to ensure that assets are carried at not more than their recoverable amounts. The recoverable amount of an asset is defined to be the higher of its net selling price and its value in use. The Group determines the value in use of its assets (including fixed assets, goodwill arising on business combinations accounted for using the purchase method and intangible assets) as the present value of estimated future cash flows together with estimated disposal proceeds at the end of its useful life. The Group is required to assess at each balance sheet date whether there are any indications that assets may be impaired, and if there are such indications, the recoverable amount of the assets is to be determined. Any resulting impairment losses identified are charged to the income statement.

In accordance with the provisions of Interpretation 13, assessments of impairment of goodwill also apply to goodwill previously eliminated against reserves which will not be reinstated at the time of adoption of SSAP 30. Any impairment loss identified in respect of goodwill previously eliminated against reserves is to be recognised as an expense in the income statement.

The Group has performed an assessment of the fair value of its assets, including the related goodwill that had previously been charged to reserves. The Group has retrospectively restated its previously reported net profit for the periods ended 31 December 2000 and the year ended 31 March 2001 by decrease of HK$nil and approximately HK$166 million respectively for the impairment of goodwill arising from the acquisition of an associated company.

(d) For the 9 months ended 31 December 2000, the profit attributable to shareholders before any restatement as a result of Note 2(b) above amounted to approximately HK$657 million.

3. **Principal activities and geographical analysis of operations**

	9 months ended 31 December 2001 (unaudited) Turnover HK$'000	9 months ended 31 December 2001 (unaudited) Contribution to operating profit HK$'000	9 months ended 31 December 2000 Restated (Note 2) (unaudited) Turnover HK$'000	9 months ended 31 December 2000 Restated (Note 2) (unaudited) Contribution to operating profit HK$'000
Consumer IT business	5,594,095	194,660	5,368,131	201,639
Corporate IT business	8,019,734	480,092	6,982,053	326,709
Handheld access devices business	166,989	(15,325)	82,323	(25,271)
Contract manufacturing business	1,321,360	105,922	1,297,065	151,258
Internet business	38,520	(36,818)	98,946	(70,957)
Others	1,585,871	21,877	6,918,529	122,824
Amortisation of goodwill	–	–	–	(435,657)
Gain on disposal of subsidiaries, associated company and investments	–	57,986	–	–
Total	16,726,569	808,394	20,747,047	270,545
People's Republic of China (the "PRC")	15,745,970	663,848	19,711,931	632,555
Asia Pacific (excluding the PRC)	280,792	30,438	314,450	26,127
North America	95,804	17,466	219,038	30,451
Europe	604,003	38,656	501,628	17,069
Amortisation of goodwill	–	–	–	(435,657)
Gain on disposal of subsidiaries, associated company and investments	–	57,986	–	–

10. **Reserves**

	As at 31 December 2001 (unaudited) HK$'000	As at 31 March 2001 Restated (Note 2) (audited) HK$'000
Share premium account		
Balance brought forward	4,589,893	4,403,611
Issue of new shares	126,924	186,351
New issue expenses	–	(69)
Balance carried forward	4,716,817	4,589,893
Surplus arising on consolidation		
Balance brought forward	4,715	32,933
Goodwill arising from acquisition of subsidiaries and associated companies	–	(27,845)
Goodwill written back /(off) arising from disposal of associated company and subsidiaries	22,897	(373)
Balance carried forward	27,612	4,715
Exchange reserve		
Balance brought forward	336	1,464
Movement during the period/year	4,955	(1,128)
Balance carried forward	5,291	336
Investment revaluation reserve		
Balance brought forward	63,091	70,005
Decrease in fair market value	(49,319)	(6,914)
Balance carried forward	13,772	63,091
Share redemption reserve		
Balance brought forward	–	–
Movement during the period/year	1,763	–
Balance carried forward	1,763	–
Total	4,765,255	4,658,035

11. **Accumulated losses**

	As at 31 December 2001 (unaudited) HK$'000	As at 31 March 2001 Restated (Note 2) (audited) HK$'000
At 1 April 2001/2000 as previously reported	30,866	347,135
Effect of adopting SSAP 9 (Revised)	989,730	133,510
Effect of adopting SSAP 29	(1,887,850)	(1,306,973)
Effect of adopting SSAP 31	(165,640)	–
Reversal of transfer to other reserves	103,628	–
As at 1 April 2001/2000 as restated	(929,266)	(826,328)
Dividend paid	(1,103,116)	(216,452)
Profit for the period/year	765,384	113,514
Repurchase of shares	(256,892)	–
Accumulated losses	(1,523,890)	(929,266)

12. **Condensed balance sheet of the Company**

	As at 31 December 2001 (unaudited) HK$'000	As at 31 March 2001 Restated (Note 2) (audited) HK$'000
Tangible fixed assets	3,792	5,713
Investments	2,327,875	2,327,975
Current assets	3,080,356	3,875,484
Current liabilities	(396,430)	(63,008)
Net current assets	2,683,926	3,812,476
Total assets less current liabilities	5,015,593	6,146,164
Capital	187,609	187,849
Reserves	4,718,581	4,589,893
Retained profits	109,099	1,368,118
Long-term liabilities	304	304
	5,015,593	6,146,164

BUSINESS REVIEW

In the third quarter of the financial year, the computer market in the PRC experienced a slower growth of about 12% due to weaker macroeconomic landscape. In accordance with this sluggish market situation, Legend has adopted proactive measures which succeeded in maintaining a healthy growth in the Group's business, and resulting in a rise in both gross profit and net profit margins.

The major measures adopted by the Group during the quarter included: (1) Adjusting sales target and strategies and managing staff's expectation. Instead of using aggressive price-cut strategies to achieve sales target, more efforts were put on maintaining average selling prices and gross margin. Being the market leader, Legend's move had also helped to maintain the market order. (2) Inspiring staff with entrepreneurial and innovative spirits, enhancing management efficiency and effectiveness, and tightening cost controls. This led to a rise in net profit margin. (3) Total commitment to implementing the Group's two major corporate strategies, namely the transformation into a service-oriented and technological innovative company. This succeeded in laying strong foundations for the future development of the

	Note			
			727,020	189,850
l written back /(written off) arising from disposal of ated company and subsidiaries			22,897	(297)
			743,917	189,559

)LIDATED BALANCE SHEET

	Note	As at 31 December 2001 Actual (unaudited) HK$'000	As at 31 March 2001 Proforma (Note 1(c)) Restated (Note 2) (unaudited) HK$'000	As at 31 March 2001 Actual Restated (Note 2) (audited) HK$'000
ent assets				
e fixed assets		925,964	636,287	717,577
ction-in-progress		52,163	199,984	199,984
ents in subsidiaries		–	289,137	–
ents in jointly controlled entities		108,441	–	–
ents in associated companies		133,336	162,736	162,736
ent securities		38,144	85,735	85,735
		1,258,048	1,373,879	1,166,032
ssets				
ries		990,195	1,129,002	2,101,112
ts receivable	8	1,490,450	774,384	1,745,852
t due from DCHL	1b & 1c	–	428,845	–
t due from jointly controlled entities		210,696	–	–
s, prepayments and other receivables		281,336	294,758	415,042
d bank balances		2,151,130	2,382,591	2,633,651
		5,123,807	5,009,580	6,895,657
liabilities				
ts payable	8	2,090,283	1,603,376	2,278,804
s and other payables		800,023	810,631	947,165
able		16,658	11,822	11,822
portion of long-term liabilities		3,625	3,625	816,709
		2,910,589	2,429,454	4,054,500
nt assets		2,213,218	2,580,126	2,841,157
ts less current liabilities		3,471,266	3,954,005	4,007,189
by:				
ipital	9	187,609	187,849	187,849
s	10	4,765,255	4,658,035	4,658,035
lated losses	11	(1,523,890)	(929,266)	(929,266)
lers' funds		3,428,974	3,916,618	3,916,618
interests		31,042	21,274	74,458
ı liabilities		11,250	16,113	16,113
		3,471,266	3,954,005	4,007,189

LIDATED CASH FLOW STATEMENT

	9 months ended 31 December 2001 (unaudited) HK$'000	9 months ended 31 December 2000 Restated (Note 2) (unaudited) HK$'000
inflow from operating activities	620,443	204,037
outflow from returns on investments and ıg of finance	(251,412)	(162,942)
tion paid	(15,893)	(11,293)
outflow from investing activities	(828,824)	(529,346)
outflow before financing	(475,686)	(499,544)
outflow)/inflow from financing	(11,790)	316,937
in cash and cash equivalents	(487,476)	(182,607)
foreign exchange rate changes	4,955	254
cash equivalents at the beginning of the period	2,633,651	2,037,713
cash equivalents at the end of the period	2,151,130	1,855,360

is of preparation

The Directors are responsible for the preparation of the Group's unaudited quarterly financials. These unaudited quarterly financials have been prepared in accordance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

As the spin-off of Digital China Holdings Limited and its subsidiaries (collectively known as "DCHL") from the Group (the "Spin-off") was substantial to the operating results of the Group, the Directors have prepared unaudited proforma consolidated results of the Group for the corresponding period as if the Spin-off has been completed as at 31 March 2000. The unaudited proforma consolidated results are prepared on a combined basis as if the current group structure had been in existence throughout the corresponding period.

The unaudited proforma consolidated balance sheet of the Group as at 31 March 2001 has been prepared on a basis that the individual assets and liabilities of DCHL were grouped under investments and amount due from DCHL.

ncipal accounting policies

ı principal accounting policies adopted in the preparation of these unaudited condensed quarterly financials consistent with those adopted in the annual accounts for the year ended 31 March 2001, except for those nges as a result of adoption of the following Statements of Standard Accounting Practice ("SSAP") issued by Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1 uary 2001:

- AP 9 (revised) : Events after the balance sheet date
- AP 14 (revised) : Leases (effective for periods commencing on or after 1 July 2000)
- AP 26 : Segment reporting
- AP 28 : Provisions, contingent liabilities and contingent assets
- AP 29 : Intangible assets
- AP 30 : Business combinations
- AP 31 : Impairment of assets
- AP 32 : Consolidated financial statements and accounting for investments in subsidiaries

		3 months ended 31 December 2001 (unaudited) HK$'000	9 months ended 31 December 2001 (unaudited) HK$'000	3 months ended 31 December 2000 Restated (Note 2) (unaudited) HK$'000	9 months ended 31 December 2000 Restated (Note 2) (unaudited) HK$'000
(a)	Turnover	5,183,358	16,726,569	7,656,715	20,747,047
	Cost of sales	(4,460,962)	(14,495,392)	(6,718,485)	(18,199,276)
	Gross profit	722,396	2,231,177	938,230	2,547,771
	Other revenue	13,424	54,900	22,852	76,230
	Gain on disposal of subsidiaries, associated company and investments	57,986	57,986	–	–
	Distribution expenses	(329,693)	(1,077,268)	(453,307)	(1,165,066)
	Administrative expenses	(91,235)	(299,536)	(172,067)	(555,959)
	Other operating expenses	(46,357)	(147,131)	(64,442)	(174,777)
	Amortisation of goodwill	–	–	(145,219)	(435,657)
	Total operating expenses *(see (b))*	(467,285)	(1,523,935)	(835,035)	(2,331,459)
	Profit from operations	326,521	820,128	126,047	292,542
(b)	Analysis of operating expenses by nature:				
	Selling expenses	(91,841)	(319,198)	(119,276)	(356,828)
	Promotional and advertising expenses	(84,525)	(335,591)	(208,304)	(447,087)
	Staff costs	(193,607)	(530,865)	(211,912)	(624,693)
	Other expenses	(97,312)	(338,281)	(150,324)	(467,194)
	Amortisation of goodwill	–	–	(145,219)	(435,657)
	Total	(467,285)	(1,523,935)	(835,035)	(2,331,459)

5. **Taxation**

The amount of taxation charged to the consolidated profit and loss account represents:

	3 months ended 31 December 2001 (unaudited) HK$'000	9 months ended 31 December 2001 (unaudited) HK$'000	3 months ended 31 December 2000 (unaudited) HK$'000	9 months ended 31 December 2000 (unaudited) HK$'000
Hong Kong profits tax	1,694	4,120	3,976	11,721
Overseas taxation	7,713	16,586	(1,272)	4,792
	9,407	20,706	2,704	16,513
Share of taxation attributable to associated companies	50	(289)	225	510
	9,457	20,417	2,929	17,023

6. **Dividend**

	9 months ended 31 December 2001 (unaudited) HK$'000	9 months ended 31 December 2000 Restated (Note 2) (unaudited) HK$'000
Dividends declared and paid		
Special interim dividend in respect of the Spin-off of DCHL	808,538	–
Final dividend – 2.4 HK cents per share (1.8 HK cents in the last corresponding period)	181,732	133,510
Interim dividend – 1.5 HK cents per share (1.1 HK cents in the last corresponding period)	112,846	82,942
	1,103,116	216,452

7. **Earnings per share**

The calculation of basic and diluted earnings per share is based on the following data:

	9 months ended 31 December 2001 (unaudited)	9 months ended 31 December 2000 (unaudited)
Earnings for the purposes of basic and diluted earnings per share	HK$765,384,000	HK$221,134,000
Weighted average number of shares for the purposes of basic earnings per share	7,545,758,130	7,453,427,547
Effect of dilutive potential shares	43,398,147	79,513,924
Weighted average number of shares for the purposes of diluted earnings per share	7,589,156,277	7,532,941,471

8. **Ageing analysis**

Ageing analysis of accounts receivable as at 31 December 2001 is as follow:

	As at 31 December 2001 (unaudited) HK$'000	As at 30 September 2001 (unaudited) HK$'000	As at 31 March 2001 (audited) HK$'000
0-30 days	1,300,670	1,290,665	1,248,743
31-60 days	125,211	27,761	257,662
61-90 days	12,532	8,536	62,752
Over 90 days	52,037	15,774	176,695
	1,490,450	1,342,736	1,745,852

Ageing analysis of accounts payable as at 31 December 2001 is as follow:

	As at 31 December 2001 (unaudited) HK$'000	As at 30 September 2001 (unaudited) HK$'000	As at 31 March 2001 (audited) HK$'000
0-30 days	1,784,908	1,306,272	1,754,351
31-60 days	201,524	80,912	136,744
61-90 days	51,642	61,637	33,698
Over 90 days	52,209	413,582	354,011
	2,090,283	1,862,403	2,278,804

9. **Share capital**

	As at 31 December 2001 (unaudited) HK$'000	As at 31 March 2001 Restated (Note 2) (audited) HK$'000
Authorised:		
Ordinary shares of HK$0.025 each	500,000	500,000
Issued and fully paid:		
Beginning of period/year	187,849	185,030
Exercise of share options	1,523	2,532
Issue and allotment of consideration shares	–	287
Shares repurchased and cancelled	(1,763)	–
End of period/year	187,609	187,849

special needs of small and medium sized enterprises (SMEs), Legend has cooperated with its sales channels (distributors and integrators) to develop a variety of applications solutions. Targeting at the sales channels and SMEs, the "Hand-in-hand" marketing activities were organized to provide clients with value-added services and boost product sales. (2) To enhance the service quality for large corporate clients, an "Account Manager System" has been established which allows clients an easy access to Legend's internal resources. (3) The service capabilities of the call center were further enhanced with the introduction of the "One-Code Service". The customer representatives can quickly retrieve customer information from the system and provide service more efficiently. (4) Developing and promoting service package products: Tailoring for the special needs of corporate clients, the Group recently started to offer "Legend Whole-hearted Service Package" on a contract basis.

In the technological innovation aspect, the followings were achieved during the review period: (1) Increasing investment in R&D: The Group has strengthened its research and development in core IT technologies and recruited additional talents well-versed in innovative technologies. (2) Rolling out easy-to-use and user-friendly products suitable for Chinese users: The launch of the "Kaitian" commercial computer series, which incorporates applications solutions for use in corporate network environment, was well received in the market. Legend's share in the commercial desktop market has been increasing with the success of the "Kaitian" series. During the quarter, the Group has launched a new generation of home PCs, the Home Cyber Port computer series, "Supremia" and "Premia" together with 7 digital peripherals. This new home PC product series accounted for 24% of the Group's total home PC unit shipment. This quarter also saw the debut of Legend's notebook computer with wireless networking functions. This is the first time the Group applied wireless technologies on its notebook computer products. In view of the growing number of different industries using handheld devices for information retrieval and data collection, Legend has developed a variety of applications solutions tailored for their needs.

PROSPECTS

Looking ahead, China's entry into the WTO will definitely bring in a lot of opportunities for IT industries. Currently, enterprises in the PRC have been working hard to explore ways of enhancing management efficiency and competitiveness by means of information technologies. On 25th November 2001, the "Conference of Promoting IT Applications in Enterprises", jointly organized by the State Economic & Trade Commission and Ministry of Information Industry, was called in Legend's headquarters. Chaired by senior personnel of the Central Government, leaders of 100 large Chinese enterprises took part in the conference to share the experiences of Legend's President concerning the development of the management information system at Legend. Participants highly appreciated Legend's achievement in this area and look forward to further cooperation.

Legend's management is very confident about the future development of the Group. With the strong management foundations as well as the entrepreneurial and innovative spirits, the management led the staff to overcome the difficulties and encounter the challenges in 2001 amidst the market adjustment. Apart from working towards healthy business growth, the management is also determined in implementing its two corporate strategies of transforming Legend into a service-oriented and technological innovative company. Such measures are conducive to bringing in long-term and stable returns to shareholders.

LIQUIDITY AND FINANCIAL RESOURCES

At the period end, the Group had cash and bank deposits of approximately HK$2,151 million (2000/01: HK$2,634 million) and outstanding bank borrowings and other loans of approximately HK$15 million (2000/01: HK$832 million, of which HK$813 million was borrowed for DCHL business). There are no assets held under finance lease as at the period end (2000/01: nil).

The Group continued to follow the practice of prudent cash management during the period. When necessary, the Group will engage in currency hedging against exchange risks.

The Group's gearing ratio at the period end was 0.004 (2000/01: 0.21) which is calculated based on the Group's total borrowings at approximately HK$15 million (2000/01: HK$832 million) and the shareholders' funds of approximately HK$3,429 million (2000/01: HK$3,917 million). The Group has adopted a prudent borrowing policy with gearing ratio being maintained at an acceptable level.

The capital expenditure of the Group for the 9 months ended 31 December 2001 amounted to approximately HK$551 million (2000/01: HK$529 million).

Management is comfortable that the existing financial resource will be sufficient for future expansion plans. Should other opportunities arise requiring additional funding, management believes that the Group is in a good position to obtain financing on favourable terms.

Contingent liabilities and capital commitments

The Group had no material contingent liabilities and capital commitments as at the period end and at 31 March 2001.

EMPLOYEES

The Group has approximately 10,888 (2000/01: 11,417) employees. Remuneration of the Group's employees includes basic salaries and bonuses. The Group incurred staff costs of approximately HK$531 million and HK$625 million for the 9 months ended 31 December 2001 and last corresponding period respectively.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the nine months ended 31 December 2001, the Company repurchased its own shares on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") as follows:

Month/Year	Number of shares repurchased	Highest price per share HK$	Lowest price per share HK$	Aggregate consideration (including expenses) HK$'000
August 2001	30,882,000	4.225	3.400	122,686
September 2001	19,422,000	3.375	2.575	57,123
December 2001	20,220,000	3.975	3.525	77,083

The shares repurchased during the aforesaid period were subsequently cancelled and accordingly, the issued share capital of the Company was diminished by the nominal value thereof. The premium payable on repurchase was charged against the share redemption reserve of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including a review of these unaudited quarterly financials.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period under review, in compliance with the Code of Best Practice, as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange, except that Non-Executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association.

By Order of the Board
Liu Chuanzhi
Chairman

Hong Kong, 4 February 2002

联想 LEGEND 聯想集團有限公司 LEGEND HOLDINGS LIMITED

(根據公司條例於香港註冊成立)

二零零一／二零零二年度第三季業績公佈

季度業績

聯想集團有限公司（「本公司」）之董事會，謹此欣然宣佈，本公司及其附屬公司（「本集團」）截至二零零一年十二月三十一日止的九個月之未經審核的業績，以及去年同期數字的比較，如下：

實際綜合損益表

	附註	截至二零零一年十二月三十一日止三個月 (未經審核) 港幣千元	截至二零零一年十二月三十一日止九個月 (未經審核) 港幣千元	截至二零零零年十二月三十一日止三個月 重列 (附註2) (未經審核) 港幣千元	截至二零零零年十二月三十一日止九個月 重列 (附註2) (未經審核) 港幣千元
營業額	3	5,183,358	16,726,569	7,656,715	20,747,047
除利息、稅項及折舊前經營溢利		292,720	816,490	278,890	730,350
折舊費用		(37,609)	(109,248)	(30,476)	(78,381)
攤銷商譽		–	–	(145,219)	(435,657)
利息收入		13,424	54,900	22,852	76,230
出售附屬公司、聯營公司及投資之收益		57,986	57,986	–	–
經營溢利	4	326,521	820,128	126,047	292,542
財務費用		(195)	(11,734)	(3,754)	(21,997)
應佔共同控制實體虧損		(924)	(924)	–	–
應佔聯營公司虧損		(821)	(8,467)	(2,671)	(3,897)
除稅前溢利		324,581	799,003	119,622	266,648
稅項	5	(9,457)	(20,417)	(2,929)	(17,023)
除稅後溢利		315,124	778,586	116,693	249,625
少數股東權益		(3,181)	(13,202)	(13,401)	(28,491)
股東應佔溢利		311,943	765,384	103,292	221,134
已宣佈及派發之股息	6	不適用	1,103,116	不適用	216,452
每股盈利－基本	7	4.14 仙	10.14 仙	1.39 仙	2.97 仙
每股盈利－全面攤薄	7	4.13 仙	10.08 仙	1.37 仙	2.94 仙

假考綜合損益表（附註1(b)）

	附註	截至二零零一年十二月三十一日止三個月 (未經審核) 港幣千元	截至二零零一年十二月三十一日止九個月 (未經審核) 港幣千元	截至二零零零年十二月三十一日止三個月 重列 (附註2) (未經審核) 港幣千元	截至二零零零年十二月三十一日止九個月 重列 (附註2) (未經審核) 港幣千元
營業額		5,183,358	15,140,699	5,265,414	14,314,262
除利息、稅項及折舊前經營溢利		292,720	780,132	217,982	561,184
折舊費用		(37,609)	(104,180)	(25,689)	(64,783)
攤銷商譽		–	–	(145,219)	(435,657)
利息收入		13,424	54,204	35,695	109,801
出售附屬公司、聯營公司及投資之收益		57,986	57,986	–	–
經營溢利		326,521	788,142	82,769	170,545
財務費用		(195)	(1,625)	(1,637)	(17,264)
應佔共同控制實體虧損		(924)	(924)	–	–
應佔聯營公司虧損		(821)	(8,467)	(2,671)	(3,897)
除稅前溢利		324,581	777,126	78,461	149,384
稅項		(9,457)	(20,417)	(2,929)	(17,023)
除稅後溢利		315,124	756,709	75,532	132,361
少數股東權益		(3,181)	(9,768)	(4,420)	(10,223)
股東應佔溢利		311,943	746,941	71,112	122,138
已宣佈及派發之股息		不適用	1,103,116	不適用	216,452
每股盈利－基本		4.14 仙	9.89 仙	0.95 仙	1.64 仙
每股盈利－全面攤薄		4.13 仙	9.84 仙	0.94 仙	1.62 仙

綜合收入及虧損確認

截至二零零一年 截至二零零零年

2. **主要會計政策**

本集團在編製未經審核簡明季度業績時，採用與截至二零零一年三月三十一日止年度之賬目一致的主要會計政策，惟因應採納下列由香港會計師公會所頒佈並對在二零零一年一月一日或之後會計期間有效之會計實務準則而作出之若干變動除外：

會計實務準則第9號（經修訂）	：	資產負債表日後事項
會計實務準則第14號（經修訂）	：	租約（於二零零零年七月一日或之後期間有效）
會計實務準則第26號	：	分類報告
會計實務準則第28號	：	準備、或有負債和或有資產
會計實務準則第29號	：	無形資產
會計實務準則第30號	：	企業合併
會計實務準則第31號	：	資產減損
會計實務準則第32號	：	綜合財務報表和對附屬公司投資之會計處理

本集團主要會計政策之變動及採納此等新政策之主要影響如下：

(a) *會計實務準則第9號（經修訂）「資產負債表日後事項」*

根據經修訂的會計實務準則第9號，本集團再毋須將資產負債表日後建議或宣派之股息確認為資產負債表日之負債。此項會計政策之變動已獲應用，並追溯至以往賬目，故此，已重列去年同期的比較數據以便與現行會計政策一致。

於二零零零年四月一日之期初累計虧損已減少約港幣1.34億元，乃因撥回早先前於二零零零年三月三十一日記錄為負債之一九九九／二零零零年度建議派付末期股息（儘管於結算日後始宣派）之撥備。於二零零一年四月一日之期初累計虧損已減少約港幣9.9億元，乃因撥回早先前於二零零一年三月三十一日記錄為負債之二零零零／零一年度建議派付之特別中期及末期股息（儘管於結資產負債表日後始宣派）之撥備。該項調整導致於二零零一年三月三十一日流動負債減少約港幣9.9億元（二零零零年：港幣1.34億元）。該流動負債為建議派付股息之撥備，現已不再需要該等撥備。

為反映採納會計實務準則9號（經修訂）帶來之調整，先前於二零零零／零一年年報所載之資產負債表及損益表有關股息及年內保留溢利所沿用之標題亦已作出改動。

(b) *會計實務準則第29號「無形資產」*

生效於一九九七年十二月，本集團向其控股股東收購聯想（北京）有限公司全部權益。由此產生之無形資產乃被視作商標，由獨立估值師按公開市值基準進行估值，及記錄於綜合資產負債表內，並無作出攤銷。

根據新會計實務準則第29號，無形資產於收購時應被視作商譽，並按其預計可使用年期予以攤銷。鑒於自收購聯想（北京）有限公司後神州數碼為本集團的經營業績作出了重大貢獻，以及電腦科技日新月異，董事認為上述商譽應自收購日期起（即一九九七年十二月）至二零零一年三月公佈分拆神州數碼日期止期間攤銷是審慎和合理的。由於採用新會計實務準則第29號而導致會計政策改動之影響，已予以追溯並重列比較數字，以便與會計政策之變動一致。

於二零零零年四月一日之期初累計虧損增加約港幣13.07億元，乃因就於截至二零零零年三月三十一日止年度前之期間進行攤銷商譽所作出之調整。於二零零一年四月一日之期初累計虧損增加約港幣18.88億元，乃因就於截至二零零一年三月三十一日止年度前之期間進行攤銷商譽所作出之調整。無形固定資產相應減少約港幣18.88億元已於二零零一年三月三十一日之對比綜合資產負債表中反映。

有關商譽攤銷的調整導致截至二零零零年十二月三十一日止九個月之溢利減少約港幣4.36億元，而截至二零零一年三月三十一日止年度之溢利減少約港幣5.81億元。

(c) *會計實務準則第30號「業務合併」、會計實務準則第31號「資產減損」及第13號詮釋*

會計實務準則第31號規定適用的程序，以確保記入的資產沒有超過其可收回價值。該準則界定資產的可收回價值，即為資產本身售價淨額或使用價值兩者中的較高者。實施會計實務準則第31號規定時，本集團決定其資產（包括固定資產、以收購法將業務合併列賬所導致的商譽，以及無形資產）之使用價值為未來現金流量及於使用期終結時將之出售所得的收益的估計現值。本集團須於每一個結賬日評核，有沒有跡象顯示資產受到減損；如有者，須確定該等資產的可收回金額，所確認的任何其後虧損減損將在損益表中撇銷。

根據第13號詮釋條款的規定，商譽減損的評核亦適用於前期在儲備中撇銷的商譽。已撇銷的商譽不會在實施會計實務準則第30號規定時予以重列。於前期儲備中撇銷並確認的商譽減損，須在損益表中列作開支予以確認。

本集團已對其資產（包括於前期儲備中撇銷的有關商譽）的公平價值進行評估。本集團亦追溯前期因收購聯營公司所導致的商譽減損，並將紀錄於截至二零零零年十二月三十一日止期間及截至二零零一年三月三十一日止年度的淨利予以重列，分別為無影響及減少約港幣1.66億元。

(d) 未按附註2(b)重整前的截至二零零零年十二月三十一日止九個月的股東應佔溢利約為港幣6.57億元。

3. **主要業務及業務地域性分析**

	截至二零零一年十二月三十一日止九個月 (未經審核) 營業額 港幣千元	截至二零零一年十二月三十一日止九個月 (未經審核) 盈利貢獻 港幣千元	截至二零零零年十二月三十一日止九個月 重列 (附註2) (未經審核) 營業額 港幣千元	截至二零零零年十二月三十一日止九個月 重列 (附註2) (未經審核) 盈利貢獻 港幣千元
消費IT業務	5,594,095	194,660	5,368,131	201,639
企業IT業務	8,019,734	480,092	6,982,053	326,709
手持接入設備業務	166,989	(15,325)	82,323	(25,271)
合同製造業務	1,321,360	105,922	1,297,065	151,258
信息營運業務	38,520	(36,818)	98,946	(70,957)
其他	1,585,871	21,877	6,918,529	122,824
攤銷商譽	–	–	–	(435,657)
出售附屬公司、聯營公司及投資之收益	–	57,986	–	–
合計	16,726,569	808,394	20,747,047	270,545
中華人民共和國（「中國」）	15,745,970	663,848	19,711,931	632,555
亞太區（中國除外）	280,792	30,438	314,450	26,127
北美洲	95,804	17,466	219,038	30,451
歐洲	604,003	38,656	501,628	17,069
攤銷商譽	–	–	–	(435,657)
出售附屬公司、聯營公司及投資之收益	–	57,986	–	–
合計	16,726,569	808,394	20,747,047	270,545

10. **儲備**

	於二零零一年十二月三十一日 (未經審核) 港幣千元	於二零零一年三月三十一日 重列 (附註2) (經審核) 港幣千元
股份溢價賬		
承上結餘	4,589,893	4,403,611
發行股份溢價	126,924	186,351
發行股份費用	–	(69)
滾存	4,716,817	4,589,893
綜合賬目時產生之盈餘		
承上結餘	4,715	32,933
收購附屬公司及聯營公司時所產生之商譽	–	(27,845)
出售聯營公司及附屬公司時所沖回／（撇除）之商譽	22,897	(373)
滾存	27,612	4,715
匯兌儲備		
承上結餘	336	1,464
期／年內變動	4,955	(1,128)
滾存	5,291	336
重估儲備		
承上結餘	63,091	70,005
證券市場公平價值之虧損	(49,319)	(6,914)
滾存	13,772	63,091
股票回購儲備		
承上結餘	–	–
期／年內變動	1,763	–
滾存	1,763	–
合計	4,765,255	4,658,035

11. **累計虧損**

	於二零零一年十二月三十一日 (未經審核) 港幣千元	於二零零一年三月三十一日 重列 (附註2) (經審核) 港幣千元
二零零一／二零零零年四月一日，承上記錄	30,866	347,135
採納會計實務準則第9號（經修訂）之影響	989,730	133,510
採納會計實務準則第29號之影響	(1,887,850)	(1,306,973)
採納會計實務準則第31號之影響	(165,640)	–
沖回轉往其他儲備	103,628	–
於二零零一／二零零零年四月一日重列	(929,266)	(826,328)
已付股息	(1,103,116)	(216,452)
期／年內溢利	765,384	113,514
股份回購	(256,892)	–
累計虧損	(1,523,890)	(929,266)

12. **本公司簡明資產負債表**

	於二零零一年十二月三十一日 (未經審核) 港幣千元	於二零零一年三月三十一日 重列 (附註2) (經審核) 港幣千元
有形固定資產	3,792	5,713
投資	2,327,875	2,327,975
流動資產	3,080,356	3,875,484
流動負債	(396,430)	(63,008)
流動資產淨值	2,683,926	3,812,476
總資產減流動負債	5,015,593	6,146,164
股本	187,609	187,849
儲備	4,718,581	4,589,893
保留溢利	109,099	1,368,118
長期負債	304	304
	5,015,593	6,146,164

業務回顧

二零零一至零二財年第三季，中國電腦市場受外圍經濟影響繼續放緩，根據最新市場調查，十至十二月期間年比年增長為12%。季內集團管理層因應市場轉入

	(未經審核) 港幣千元	(附註2) (未經審核) 港幣千元
證券投資重估價值之虧損	(49,319)	(31,532)
折算海外附屬公司、聯營公司及共同控制實體之賬目時所產生之匯兌差額	4,955	254
未於損益賬中確認之虧損淨額	(44,364)	(31,278)
本期溢利	765,384	221,134
已確認收入總額	721,020	189,856
出售聯營公司及附屬公司時所沖回／(撇除)之商譽	22,897	(297)
	743,917	189,559

綜合資產負債表

	附註	於二零零一年十二月三十一日 實際 (未經審核) 港幣千元	於二零零一年三月三十一日 備考 (附註1(c)) 重列 (附註2) (未經審核) 港幣千元	於二零零一年三月三十一日 實際 重列 (附註2) (經審核) 港幣千元
非流動資產				
有形固定資產		925,964	636,287	717,577
在建工程		52,163	199,984	199,984
附屬公司投資		–	289,137	–
共同控制實體投資		108,441	162,736	162,736
聯營公司投資		133,336	–	–
證券投資		38,144	85,735	85,735
		1,258,048	1,373,879	1,166,032
流動資產				
存貨		990,195	1,129,002	2,101,112
應收賬款	8	1,490,450	774,384	1,745,852
應收神州數碼款項	1b及1c	–	428,845	–
應收共同控制實體款項		210,696	–	–
按金、預付款項及其他應收賬款		281,336	294,758	415,042
現金及銀行結餘		2,151,130	2,382,591	2,633,651
		5,123,807	5,009,580	6,895,657
流動負債				
應付賬款	8	2,090,283	1,603,376	2,278,804
應計費用及其他應付賬款		800,023	810,631	947,165
應付稅款		16,658	11,822	11,822
長期負債之一年內應償還額		3,625	3,625	816,709
		2,910,589	2,429,454	4,054,500
流動資產淨值		2,213,218	2,580,126	2,841,157
總資產減流動負債		3,471,266	3,954,005	4,007,189
資金來源				
股本	9	187,609	187,849	187,849
儲備	10	4,765,255	4,658,035	4,658,035
累計虧損	11	(1,523,890)	(929,266)	(929,266)
股東資金		3,428,974	3,916,618	3,916,618
少數股東權益		31,042	21,274	74,458
長期負債		11,250	16,113	16,113
		3,471,266	3,954,005	4,007,189

綜合現金流量表

	截至二零零一年十二月三十一日止九個月 (未經審核) 港幣千元	截至二零零零年十二月三十一日止九個月 重列 (附註2) (未經審核) 港幣千元
經營業務所得現金淨額	620,443	204,037
投資回報及融資費用所耗現金淨額	(251,412)	(162,942)
總繳付稅項	(15,893)	(11,293)
投資活動所耗現金淨額	(828,824)	(529,346)
未計融資前所耗現金淨額	(475,686)	(499,544)
融資所(耗)／得現金淨額	(11,790)	316,937
現金及等同現金之減少	(487,476)	(182,607)
匯率變動之影響	4,955	254
期初現金及等同現金	2,633,651	2,037,713
期終現金及等同現金	2,151,130	1,855,360

附註:

1. **編製基礎**

(a) 本集團未經審核季度業績乃由董事負責編製。該等未經審核季度業績乃根據香港會計師公會頒佈之會計實務準則第25條「中期財務報告」編製。

(b) 由於本集團分拆神州數碼控股有限公司及其附屬公司(統稱「神州數碼」)(「分拆」)對本集團之經營業績具有重大影響，故董事在編製本集團相關期間之未經審核備考綜合業績時乃假設分拆已於二零零零年三月三十一日完成。未經審核備考綜合業績乃假設目前集團架構於相關期間一直存在而按合併基準編製。

(c) 本集團於二零零一年三月三十一日之未經審核備考綜合資產負債表乃按神州數碼之個別資產及負債歸納為投資及神州數碼之欠款為基準而編製。

(a)

	十二月三十一日止三個月 (未經審核) 港幣千元	十二月三十一日止九個月 (未經審核) 港幣千元	十二月三十一日止三個月 重列 (附註2) (未經審核) 港幣千元	十二月三十一日止九個月 重列 (附註2) (未經審核) 港幣千元
收入	5,183,358	16,726,569	7,656,715	20,747,047
銷售成本	(4,460,962)	(14,495,392)	(6,718,485)	(18,199,276)
毛利	722,396	2,231,177	938,230	2,547,771
其他收入	13,424	54,900	22,852	76,230
出售附屬公司、聯營公司及投資之收益	57,986	57,986	–	–
分銷費用	(329,693)	(1,077,268)	(453,307)	(1,165,066)
行政費用	(91,235)	(299,536)	(172,067)	(555,959)
其他經營費用	(46,357)	147,132	(64,442)	(174,777)
攤銷商譽	–	–	(145,219)	(435,657)
經營費用總額(見(b))	(467,285)	(1,523,935)	(835,035)	(2,331,459)
經營溢利	326,521	820,128	126,047	292,542

(b) 按費用性質之經營費用分析:

	十二月三十一日止三個月	十二月三十一日止九個月	十二月三十一日止三個月 重列	十二月三十一日止九個月 重列
銷售費用	(91,841)	(319,198)	(119,276)	(356,828)
推廣及廣告費用	(84,525)	(335,591)	(208,304)	(447,087)
人力資源費用	(193,607)	(530,865)	(211,912)	(624,693)
其他費用	(97,312)	(338,281)	(150,324)	(467,194)
攤銷商譽	–	–	(145,219)	(435,657)
合計	(467,285)	(1,523,935)	(835,035)	(2,331,459)

5. **稅項**

於綜合損益賬內扣除之稅項包括:

	截至二零零一年十二月三十一日止三個月 (未經審核) 港幣千元	截至二零零一年十二月三十一日止九個月 (未經審核) 港幣千元	截至二零零零年十二月三十一日止三個月 (未經審核) 港幣千元	截至二零零零年十二月三十一日止九個月 (未經審核) 港幣千元
香港利得稅	1,694	4,120	3,976	11,721
海外稅項	7,713	16,586	(1,272)	4,792
	9,407	20,706	2,704	16,513
應佔聯營公司稅項	50	(289)	225	510
	9,457	20,417	2,929	17,023

6. **股息**

	截至二零零一年十二月三十一日止九個月 (未經審核) 港幣千元	截至二零零零年十二月三十一日止九個月 重列 (附註2) (未經審核) 港幣千元
已宣佈及派發之股息		
為分拆神州數碼而派發的特別中期股息	808,538	–
末期股息－每股港幣2.4仙(去年同期－港幣1.8仙)	181,732	133,510
中期股息－每股港幣1.5仙(去年同期－港幣1.1仙)	112,846	82,942
	1,103,116	216,452

7. **每股盈利**

每股基本及攤薄後盈利根據下列數據計算:

	截至十二月三十一日止九個月 二零零一年 (未經審核)	二零零零年 (未經審核)
用以計算每股基本及攤薄後盈利之盈利	港幣765,384,000元	港幣221,134,000元
用以計算每股基本盈利之加權平均股數	7,545,758,130	7,453,427,547
股份潛在攤薄結果	43,398,147	79,513,924
用以計算每股攤薄盈利之加權平均股數	7,589,156,277	7,532,941,471

8. **賬齡分析**

於二零零一年十二月三十一日，應收款項之賬齡分析如下:

	於二零零一年十二月三十一日 (未經審核) 港幣千元	於二零零一年九月三十日 (未經審核) 港幣千元	於二零零一年三月三十一日 (經審核) 港幣千元
零至三十日	1,300,670	1,290,665	1,248,743
三十一至六十日	125,211	27,761	257,662
六十一至九十日	12,532	8,536	62,752
九十日以上	52,037	15,774	176,695
	1,490,450	1,342,736	1,745,852

於二零零一年十二月三十一日，應付款項之賬齡分析如下:

	於二零零一年十二月三十一日 (未經審核) 港幣千元	於二零零一年九月三十日 (未經審核) 港幣千元	於二零零一年三月三十一日 (經審核) 港幣千元
零至三十日	1,784,908	1,306,272	1,754,351
三十一至六十日	201,524	80,912	136,744
六十一至九十日	51,642	61,637	33,698
九十日以上	52,209	413,582	354,011
	2,090,283	1,862,403	2,278,804

9. **股本**

	於二零零一年十二月三十一日 (未經審核) 港幣千元	於二零零一年三月三十一日 重列 (附註2) (經審核) 港幣千元
法定股本:		
每股港幣0.025元之普通股份	500,000	500,000
已發行及已繳足股本:		
期／年初結餘	187,849	185,030
行使購股權	1,523	2,532
配發代價股	–	287
購回及註銷已發行之股票	(1,763)	–
期／年末結餘	187,609	187,849

穩定員工心態，避免以激進的價格策略促進產品銷量，努力保持了平均售價及毛利率。作為市場的領導者，這一策略還有利地維護了整個行業的健康秩序及良性競爭。(2)啟發員工發揚創業、創新精神，提高效率及管理水平，加強成本及費用控制，使純利率獲得提升。(3)堅決推進向服務轉型、推進技術創新這兩大策略，為公司長期穩定的發展奠定良好的基礎。

在服務體系建設方面已經取得了良好進展:(1)針對中小企業的特殊需要，聯想與渠道(分銷商、集成商)合作，發展了多種應用方案，與渠道及中小企業開展「手牽手」活動，提供增值服務並促進產品銷售。(2)加強對大客戶服務，建立客戶經理制度，使客戶更方便得到聯想內部資源的支持。(3)進一步提升呼叫中心服務客戶的能力，季內呼叫中心實施了「一碼通」，支持諮詢員迅速了解客戶資料，為客戶提供更高效的服務。(4)開發及推廣服務產品，針對商用客戶對服務的特殊需求，最近推出了「聯想全心服務產品」，並確立以合同訂單形式收費。

在促進技術創新方面:(1)加大研發投入，加強對IT核心技術的研究開發，吸引有創新能力的科技人才。(2)不斷推出適合中國用戶需要的易用、好用的產品。聯想商用電腦之「開天」系列產品，針對企業用戶的網絡環境度身定做應用方案，受到客戶的高度讚賞，使得聯想商用電腦在年內的市場份額進一步提升。季內，集團還推出了新一代家用電腦，家庭數碼港「天麒」、「天驕」電腦及七款數碼外設產品，目前已佔家用電腦總銷量之24%。此外，聯想還於季內推出了具有無線網絡功能的筆記本電腦，首次把無線技術應用於筆記本電腦產品。由於掌上接入設備產品在移動信息查詢及數據採集方面被越來越多的行業使用，聯想開發了多種行業應用方案迎合市場需要和變化。

前景

展望未來，中國成功加入WTO將為科技企業帶來更廣闊的發展機會，目前國內企業都在努力探討以信息化手段提高管理能力及競爭力的方式。2001年11月25日由國家經貿委、信息產業部聯合舉辦的「推進企業管理信息化工作現場會」在聯想總部召開，由中央高層領導親自主持，全國100家最大型企業領導參觀並聽取了聯想總裁關於管理信息化建設的經驗，與會代表都非常讚賞聯想在信息化建設方面的成績，並希望展開進一步合作。

集團管理層對公司未來發展充滿信心。在二零零一年的市場調整中，管理層憑著創業、創新精神及堅實的管理基礎，領導全體員工克服困難、應對市場挑戰，在保持現有業務健康發展的同時堅定地推進服務轉型及技術創新這兩大策略，這些舉措將有助於為股東帶來長期穩定的回報。

流動資金及財務資源

於二零零一年十二月三十一日，集團持有現金及銀行存款約共港幣21.5億元(二零零零／二零零一年:港幣26.34億元)，未償還銀行借貸及其他貸款約共港幣0.15億元(二零零零／二零零一年:港幣8.32億元，其中8.13億元為神州數碼業務的貸款)。期末，集團並無以財務租約持有資產(二零零零／二零零一年:無)。

期內，本集團繼續執行謹慎的現金管理政策，並於必要時安排對沖措施以預防匯率風險。

按本集團總貸款約港幣0.15億元(二零零零／二零零一年:港幣8.32億元)和股東資金約港幣34.29億元(二零零零／二零零一年:港幣39.17億元)計算，期末集團貸款權益比率為0.004(二零零零／二零零一年:0.21)。集團採取了謹慎的借貸政策，使貸款權益比率保持在可接受的水平。

截至二零零一年十二月三十一日止九個月的資本性支出約為港幣5.51億元(二零零零／二零零一年:港幣5.29億元)。

管理層預期現有的資金能滿足集團未來發展計劃的需要，若其他發展機會要求額外資金，集團管理層相信集團能夠以優惠的條件籌得資金。

或然負債及資本承擔

本集團於本期末及二零零一年三月三十一日並無任何重大或然負債及資本承擔。

僱員

本集團有僱員約10,888(二零零零／二零零一年:11,417)人。本集團僱員之酬金包括基本薪金及花紅。截至二零零一年十二月三十一日止九個月，本集團之人力資源費用約為港幣5.31億元，去年同期約為港幣6.25億元。

購買、出售或回贖本公司之上市證券

截至二零零一年十二月三十一日止九個月，本公司於香港聯合交易所有限公司(「聯交所」)購回本公司股份如下:

年份／月份	購回之股數	支付之每股最高股價 港元	支付之每股最低股價 港元	支付總額(包括費用) 千港元
二零零一年八月	30,882,000	4.225	3.400	122,686
二零零一年九月	19,422,000	3.375	2.575	57,123
二零零一年十二月	20,220,000	3.975	3.525	77,083

於上述期內購回之股份已經註銷。因此，本公司已發行股本已按所註銷之股份面值減少。購回時支付之溢價已於本公司股份回購儲備中扣除。

除上述外，本公司或其任何附屬公司並無於期內購買、出售或贖回本公司之上市證券。

審核委員會

本公司審核委員會已與管理層檢討本集團所採納的會計原則及準則，並已討論內部監控及財務申報事宜，包括審閱此份未經審核季度業績。

最佳應用守則

本公司之董事並不知悉任何資料，合理顯示本公司現在或於期內，未有遵守聯交所證券上市規則附錄十四所載最佳應用守則之規定，惟非執行董事均無固定任期，彼等須按本公司章程細則輪值告退。

承董事會命
柳傳志
主席

香港，二零零二年二月四日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



聯想集團有限公司

LEGEND HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

On 16 January 2002 the Directors announced that a wholly owned subsidiary of the Company and a wholly owned subsidiary of the LGHL has entered into a tenancy agreement.

Under the Listing Rules, the tenancy agreement constitutes a connected transaction for the Company. As the annual rental for the tenancy represents less than 3% of the consolidated net tangible assets of the Company, it is not subject to Independent Shareholders' approval. Details of which will be disclosed in subsequent annual reports.

TENANCY AGREEMENT

On 16 January 2002 the Directors announced that a wholly owned subsidiary of the Company entered into a tenancy agreement (the "Tenancy Agreement") with details as follows:

Parties	:	the Landlord the Tenant
Date	:	16 January 2002
Premises	:	certain portions, with a total gross floor areas of approximately 14,340 m², situated on Basement Level, Levels 1, 4, 5, 6, 7 and 8 of Legend Research and Development Building, Hi-Tech Industrial Park, Gao Xin Nan Yi Road, Shennan District, Shenzhen, PRC (the "Building"), and 50 car parking spares of the Building
Rental	:	RMB1,309,300 per month (i.e. RMB15,711,600 per annum), exclusive of management fees and other outgoings payable to independent third parties
Term	:	16 January 2002 to 15 November 2005

Reasons for the Transaction

The Group is principally engaged in Legend PC manufacturing and sale, the provision of information services as well as the manufacturing and sale of related IT products.

The Building, named "Legend Research and Development Building", is situated at high technology industrial region in Shenzhen. The premises are suitable for use by the Group as Southern headquarters in China and provide sufficient space for office, research and development, and operation center.

Connected Person

The Landlord is an associate of LGHL (the controlling shareholder of the Company) and therefore, a connected person of the Company.

Connected Transaction

The transaction contemplated under the Tenancy Agreement constitutes connected transaction under the Listing Rules.

The terms of the Tenancy Agreement have been negotiated on an arm's length basis with reference to prevailing market rents. The rental are determined based on Vigers Hong Kong Limited's, independent professional valuers, confirmation of their assessment of the current market rental of the Premises as at 15 January 2002. The Directors, including the independent non-executive Directors, consider that the Tenancy Agreement, the consideration and the terms thereof are on normal commercial terms, are fair and reasonable so far the shareholders of the Company as a whole are concerned.

As the annual rental does not exceed 3% of the consolidated net tangible assets of the Company as disclosed in its latest published audited consolidated accounts, the transaction contemplated under this Tenancy Agreement are only required to be disclosed in this announcement in accordance with Rule 14.25(1) of the Listing Rules but no Independent Shareholders' approval is required. Details of this transaction will also be included in the next published annual report and accounts of the Company.

TERMS USED IN THIS ANNOUNCEMENT

Company	Legend Holdings Limited, a company incorporated with limited liability in Hong Kong, whose shares are listed on the Stock Exchange.
Directors	The directors of the Company.
Landlord	深圳市聯想科技園有限公司 (Shenzhen Legend Science Park Company Limited), a wholly owned subsidiary of LGHL, being the landlord under the Tenancy Agreement
Tenant	聯想（深圳）電子有限公司 (Legend (Shenzhen) Electronics Company Limited), a wholly owned subsidiary of the Company, being the tenant under the Tenancy Agreement.
Group	The Company and its subsidiaries.
Independent Shareholders	Shareholders of the Company other than the LGHL and Right Lane Limited and their associates.
Listing Rules	The Rules Governing the Listing of Securities on the Stock Exchange.
LGHL	聯想控股有限公司 (Legend Group Holdings Ltd.), a company established in the PRC and the controlling shareholder of the Company.
PRC or China	The People's Republic of China.
RMB	Renminbi yuan, the lawful currency of the PRC.
Stock Exchange	The Stock Exchange of Hong Kong Limited.

By order of the Board
Liu Chuanzhi
Chairman
Legend Holdings Limited

信報 第九頁　2002年1月17日



聯想集團有限公司
LEGEND HOLDINGS LIMITED

（於香港註冊成立之有限公司）

關連交易

於二零零二年一月十六日，董事宣佈本公司之全資附屬公司及LGHL之全資附屬公司已訂立一項租賃協議。根據上市規則，租賃協議構成本公司之一項關連交易。由於租賃之年租少於本公司之綜合有形資產淨值之3%，因此毋須經獨立股東批准。有關詳情將於以後刊發之年報內披露。

租賃協議

於二零零二年一月十六日，董事宣佈本公司之一家全資附屬公司訂立一項租賃協議（「租賃協議」），詳情如下：

訂約方：業主
租戶

日期：二零零二年一月十六日

物業：位於中國深圳市南山區高新南一道高新技術產業園區聯想研發中心大廈（「大廈」）地下室、第1、4、5、6、7及8層之若干部分總樓面面積約為14,340平方米，以及大廈內50個停車位

租金：每月人民幣1,309,300元（即每年人民幣15,711,600元），不包括應繳付予獨立第三者之管理費及其他開支

租期：二零零二年一月十六日至二零零五年十一月十五日

進行交易之理由

本集團主要從事聯想個人電腦之生產及銷售、提供資訊服務以及生產及銷售資訊科技相關產品。

該幢名為「聯想研發中心大廈」之大廈位於深圳市高新技術產業園區。該物業適合作為本集團華南總部之用，提供充裕樓面作辦公、研發及業務管理中心之用。

關連人士

業主乃LGHL（本公司之控股股東）之聯繫人士，因此為本公司之關連人士。

關連交易

租賃協議項下擬進行之交易構成上市規則項下之關連交易。

租賃協議條款乃按公平基準磋商後參考現行市場租金釐訂。租金乃根據獨立專業估值師威格斯（香港）有限公司於二零零二年一月十五日就有關物業之現行市場租金所作出之評估確認而釐訂。各董事（包括獨立非執行董事）認為，租賃協議、代價及租賃協議條款乃按正常商業條款訂定，就本公司股東整體而言屬公平合理。

鑑於年租不超過本公司於最新刊發之經審核綜合賬目中披露之本公司綜合有形資產淨值之3%，故租賃協議項下擬進行之交易僅須遵照上市規則第14.25(1)條於本公佈中披露而毋須獲獨立股東批准。此項交易之詳情將載入本公司下一期刊發之年報及賬目。

本公佈所用之條款

「本公司」	指	聯想集團有限公司，一家於香港註冊成立之有限公司，其股份於聯交所上市。
「董事」	指	本公司董事。
「業主」	指	深圳市聯想科技園有限公司，LGHL之全資附屬公司，為租賃協議項下之業主。
「租戶」	指	聯想（深圳）電子有限公司，本公司之全資附屬公司，為租賃協議項下之租戶。
「本集團」	指	本公司及其附屬公司。
「獨立股東」	指	LGHL、南明有限公司及其聯繫人士以外之本公司股東。
「上市規則」	指	聯交所證券上市規則。
「LGHL」	指	聯想控股有限公司，一家於中國成立之公司，並為本公司之控股股東。
「中國」	指	中華人民共和國。
「人民幣」	指	中國之法定貨幣。
「聯交所」	指	香港聯合交易所有限公司。

承董事會命
聯想集團有限公司
主席
柳傳志

香港，二零零二年一月十六日